UCLOUDLINK GROUP INC.

Unit 2214-Rm1, 22/F, Mira Place Tower A

132 Nathan Road, Tsim Sha Tsui

Kowloon, Hong Kong

August 11, 2023

VIA EDGAR

Mr. Tyler Howes

Ms. Jennifer Thompson

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	UCLOUDLINK GROUP INC. (the “Company”)
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on March 29, 2023
File No. 001-39302

Dear Mr. Howes and Ms. Thompson:

This letter sets forth the Company’s response to the comments contained in the letter dated July 28, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on March 29, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 164

1.	We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders, including certain Schedules 13G, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedules 13G and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Schedules 13G and the amendments thereto, other than MediaPlay Limited, AlphaGo Robot Limited, entities affiliated with Haitong and entities affiliated with Cash Capital, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings1:

●	MediaPlay Limited beneficially owned 16.6% of the Company’s total outstanding shares and held 44.3% of the Company’s aggregate voting power as of February 28, 2023. MediaPlay Limited is a private company incorporated in the British Virgin Islands beneficially owned and controlled by Mr. Chaohui Chen.

[1]	Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s 2022 Form 20-F for more details.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
August 11, 2023

●	AlphaGo Robot Limited beneficially owned 16.4% of the Company’s total outstanding shares and held 43.8% of the Company’s aggregate voting power as of February 28, 2023. AlphaGo Robot Limited is a private company incorporated in the British Virgin Islands beneficially owned and controlled by Mr. Zhiping Peng.

●	AI Global Investment SPC beneficially owned 30,820,490 Class A ordinary shares of the Company in the form of ADSs as of December 31, 2022, acting on behalf and for the account of Haitong Momentum Investment Fund I S.P., Haitong-Harvest Global Technology Fund S.P., and AI Investment Fund S.P. (collectively, “entities affiliated with Haitong”). Assuming their shareholding does not change since December 31, 2022, entities affiliated with Haitong beneficially owned 8.3% of the Company’s total outstanding shares and held 1.5% of the Company’s aggregate voting power as of February 28, 2023. AI Global Investment SPC is a Cayman Islands exempted segregated portfolio company with limited liability. The investment manager of AI Global Investment SPC is Haitong International Asset Management (HK) Limited. Mr. Shengzu Wang is the chief investment officer and managing director of Haitong International Asset Management (HK) Limited.

●	As of December 31, 2022, 26,309,700 and 11,095,880 Class A ordinary shares of the Company were held by Beijing Cash Capital Venture Partners and Xizang Guoke Dingyi Investment Center (Limited Partnership) (collectively, “entities affiliated with Cash Capital”), respectively. Assuming their shareholding does not change since December 31, 2022, entities affiliated with Cash Capital beneficially owned 10.1% of the Company’s total outstanding shares and held 1.8% of the Company’s aggregate voting power as of February 28, 2023. Beijing Cash Capital Venture Partners is a PRC limited liability partnership and is not a governmental entity of China. Xizang Guoke Dingyi Investment Center (Limited Partnership) is a PRC limited liability partnership. Mr. Ge Wang and Mr. Hongwu Chen may be deemed to have shared voting control and investment discretion with respect to shares held by entities affiliated with Cash Capital.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
August 11, 2023

Based on the foregoing, the Company believes that it is controlled by MediaPlay Limited and AlphaGo Robot Limited, which in aggregate held approximately 88.1% of the Company’s voting power as of February 28, 2023. The Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023 and Schedules 13G and the amendments thereto, its shareholders included: (i) The Bank of New York Mellon, (ii) MediaPlay Limited, (iii) AlphaGo Robot Limited, (iv) entities affiliated with Haitong and entities affiliated with Cash Capital, (v) certain other institutional investors that made investments to the Company before its initial public offering, and (vi) several entities wholly owned and controlled by natural persons who are current or former employees of the Company. The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedules 13G and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares, including entities affiliated with Haitong and entities affiliated with Cash Capital, is a governmental entity in the Cayman Islands or the United Kingdom. Additionally, based on the examination of publicly available information, such as the institutional shareholders’ information on websites, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands or the United Kingdom own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands or the United Kingdom owns any share of the Company.

The Company believes it is reasonable and sufficient to rely on register of members and Schedules 13G and the amendments there to, and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of UCLOUDLINK GROUP INC. is an official of the Chinese Communist Party.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
August 11, 2023

The Company further respectfully submits that as part of the Company’s consolidated operating entities’ employment onboarding process, the directors of these entities are required to provide their background information, including any party affiliation, to the Company. They have all confirmed that they are not officials of the Chinese Communist Party. The Company has emphasized that providing accurate background information is a condition of their employment, and they have represented to the Company in their employment agreements that the information they provided to the Company is true and accurate. The Company has also communicated with them on the party affiliation status as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing. Based on the information provided by the directors of the Company’s consolidated operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

As illustrated above, each of the Company’s directors and directors of the Company’s consolidated operating entities is obligated to confirm whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
August 11, 2023

3.	We note that your disclosure pursuant to Item 16I(b)(2) is provided for “UCLOUDLINK GROUP INC., or any of the subsidiaries in mainland China.” However, based on your organizational chart on page 103 of your Form 20-F and your list of principal subsidiaries and affiliated entity in Exhibit 8.1, you appear to have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I requires that you provide disclosures for yourself and your consolidated foreign operating entities. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated foreign operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

The Company respectfully advises the Staff that, except for UCLOUDLINK (UK) CO. LTD (“UCLOUDLINK UK”), all other entities on its organizational chart or listed in Exhibit 8.1 are the Company’s wholly owned subsidiaries. As disclosed in the 2022 Form 20-F, one of the Company’s employees, Mr. Xuesong Ren, holds 100% equity interests in UCLOUDLINK UK on behalf of the Company. As disclosed in note 1(b) to the consolidated financial statements in the 2022 Form 20-F, UCLOUDLINK UK is deemed as the Company’s “subsidiary” for accounting purpose. The Company does not have or otherwise use a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the registrant. Therefore, Item 16I(b)(2) is not applicable to those foreign jurisdictions where the Company has its subsidiaries. Nevertheless, as discussed in the Company’s response to Question 1, to the best of the Company’s knowledge, no governmental entities in the United Kingdom owns any share of the Company or UCLOUDLINK UK.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

* * *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +852 2180-6111 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

UCLOUDLINK GROUP INC.

By:	/s/ Yimeng Shi
Name:	Yimeng Shi
Title:	Chief Financial Officer

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.
Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

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